SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 8-A


        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                         COLONIAL GAS COMPANY
        (Exact name of registrant as specified in its charter)


     Massachusetts                          04-1558100
(State of incorporation                   (I.R.S. Employer
 or organization)                        Identification No.)


   40 Market Street, Lowell, Massachusetts          01852
 (Address of principal executive offices)         (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                    Name of each Exchange on
to be so registered                    which each class is to be
                            				       registered

Junior Participating Preferred
Stock Purchase Rights                   New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:


                              None
                        (Title of Class)




Item   1.     Description  of  Registrant's  Securities   to   be
              Registered.

      On November 9, 1993, the Board of Directors of Colonial Gas Company (the "Company") declared a dividend distribution of one share purchase right (a "Right") for each outstanding share of Common Stock, par value $3.33 per share (the "Common Stock"), of the Company to stockholders of record at the close of business on December 1, 1993. Each Right entitles the record holder to purchase from the Company one onehundredth of a share (a "Unit") of the Company's Series A-1 Junior Participating Preferred Stock, par value $25.00 per share (the "Preferred Shares"), at a price of $60.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The First National Bank of Boston (the "Rights Agent") dated as of December 1, 1993. The Rights Agent has since changed its name to BankBoston, N.A. The Rights will expire on December 1, 2003 (the "Final Expiration Date"), unless earlier redeemed by the Company as described below.

      Initially, the Rights will be evidenced by the Common Stock certificates representing shares then outstanding and the Company will distribute no separate Rights Certificates. The Rights, however, will become exercisable, and transferable apart from the shares of Common Stock, on the date (the "Distribution Date"), which will be the earliest of (i) the date ten days after the date of a public announcement (the "Stock Acquisition Date") that a person or group has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (an "Acquiring Person"), or (ii) the close of business on the tenth business day after commencement of a tender or exchange offer which, upon its consummation, would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock. The Distribution Date shall not occur, however, until the Rights Agent shall have received either (i) an order of the
Massachusetts Department of Public Utilities (the "DPU") approving the issuance of the Preferred Shares or other securities as provided in the Rights Agreement, accompanied by an opinion of counsel for the Company that such order is valid and final and in full force and effect, or (ii) the opinion of counsel for the Company that no approval of the DPU is required for the issuance of the Preferred Shares or other securities as provided in the Rights Agreement.

      Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates,
(ii) new Common Stock certificates issued after December 1, 1993 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Rights are not exercisable until the Distribution Date. As soon as practicable after the Distribution Date, the Rights Agent will send to the record holders of the Common Stock on the Distribution Date one or more Rights Certificates, which will thereafter evidence the Rights.

      In the event that, after the Distribution Date, any person or group becomes the beneficial owner of 20% or more of the outstanding Common Stock, then each holder of a Right other than an Acquiring Person will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. The Rights, however, will not be so exercisable until after they are no longer redeemable. The provisions providing for the purchase of Common Stock under these circumstances are referred to in the Rights Agreement as "Flip-in Provisions." However, as further detailed in the Rights Agreement, holders of Rights shall have no right to purchase shares of Common Stock on terms described in the Flip-in Provisions when an Acquiring Person has acquired shares of Common Stock (i) pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined, by at least a majority of the Company's "Continuing Directors" (as defined in the Rights Agreement) who are not officers of the Company and are not affiliated with the Acquiring Person, after receiving advice from at least one investment banking firm, to be fair to stockholders and in the interest of stockholders and the Company, or (ii) pursuant to a tender offer by an Acquiring Person that is made in the manner prescribed by Section 14(d) of the Securities Exchange Act of 1934, as amended, provided that (A) such tender offer shall provide for the acquisition of all Common Stock outstanding for cash, and (B) such tender offer, when consummated, shall cause the Acquiring Person to beneficially own 80% or more of the Common Stock then outstanding.

      In addition, if, after the Stock Acquisition Date, the Company is acquired in certain specified mergers or other business combination transactions or if 50% or more of the assets or earning power of the Company and its subsidiaries are sold, each holder of a Right (except Rights held by an Acquiring Person which previously have been voided) shall thereafter have the right to receive, upon exercise, shares of the common stock of the acquiring company (the "Acquiring Company") having a value equal to two times the Purchase Price of the Right. These provisions providing for the purchase of stock of the Acquiring Company are referred to in the Rights Agreement as "Flip-over Provisions." However, as further detailed in the Rights Agreement, holders of Rights shall have no right to purchase shares of the common stock of an Acquiring Company on terms described in the Flip-over Provisions if (i) the Acquiring Company has acquired shares of Common Stock pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined, by at least a majority of the Company's "Continuing Directors" (as defined in the Rights Agreement) who are not officers of the Company and are not affiliated with the Acquiring Company, after receiving advice from at least one investment banking firm, to be fair to stockholders and in the interest of stockholders and the Company,
(ii) the price per share of Common Stock offered in such transaction is not less than the price per share of Common Stock paid to all holders of shares of Common Stock whose shares were purchased pursuant to such tender offer or exchange offer, and
(iii) the form of consideration being offered to the remaining holders of shares of Common Stock pursuant to such transaction is the same as the form of consideration paid pursuant to such tender offer or exchange offer.

      The events referred to in the Flip-in Provisions and the Flip-over Provisions are referred to in the Rights Agreement collectively as "Triggering Events."

      For example, at a Purchase Price of $60.00, each Right not owned by an Acquiring Person following a Triggering Event would entitle the holder of the Right to purchase $120 worth of Common Stock under the Flip-in Provisions, or $120 worth of stock of the Acquiring Company under the Flip-over Provisions, for $60.

     The Board may redeem all but not less than all the Rights at $0.01 per Right (the "Redemption Price") at any time prior to the earliest of (i) the expiration of ten days after the Stock
Acquisition Date and (ii) the Final Expiration Date. Upon redemption by the Board, the Right will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

      No supplement or amendment to the Rights Agreement may be made to change the Redemption Price, the Final Expiration Date, the Purchase Price or the number of shares of Common Stock for which a Right is exercisable. Prior to the Distribution Date, however, the Company may amend or supplement any other terms of the Rights Agreement. After the Distribution Date, the Company may amend or supplement any terms of the Rights Agreement, other than those specified in the first sentence of this paragraph, except that the Company may not amend the Rights Agreement to lengthen (i) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable or
(ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights or benefits of the holders of the Rights.

      The Purchase Price payable, the number of Preferred Shares or other securities or property issuable upon exercise of the Rights and the number of Rights outstanding are subject to adjustment from time to time by the Company to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets or of subscription rights or warrants (other than those referred to above).

      The number of outstanding Rights and the number of one onehundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on shares of Common Stock payable in shares of Common Stock, or consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least l% of the Purchase Price.

     As of August 14, 1997, there were 8,614,986 shares of Common Stock issued and outstanding and 210,619 shares of Common Stock reserved for issuance pursuant to the Company's Dividend Reinvestment and Common Stock Purchase Plan and 401(k) Employee Savings Plan. If the Company should issue or sell shares of Common Stock pursuant to such plans prior to the redemption of the rights or the Final Expiration Date, the Company shall, if applicable, issue the appropriate number of new Rights Certificates (subject to specified limitations described in the Agreement). If the Company should otherwise issue or sell additional shares of Common Stock, the Company may, if applicable, issue the appropriate number of Rights Certificates.

      The holders of the Rights will, solely by reason of their ownership of the Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends or distributions, any preemptive rights, or the right to participate in or receive any notice of proceedings of the Company.

     While the Rights will not prevent a takeover of the Company, the Rights may have certain anti-takeover effects. The Rights have no immediate dilutive effect but can cause substantial dilution to a person or group that attempts to acquire the
Company, but should not effect an offeror that is prepared to negotiate with the Company's Board of Directors and tenders an offer at a fair price or otherwise in the interest of the Company and its stockholders as determined by a majority of the Continuing Directors who are not officers of the Company or affiliates of the offeror. Neither should the Rights prevent a merger or other business combination approved by the Board of Directors since the Board of Directors may redeem the Rights prior to the consummation of such transaction.

      The Rights Agreement is further described below in "Item 2. Exhibits" and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto.

Item 2.   Exhibits.

     1.   Form of Rights Agreement dated as of December  1,
          1993, between Colonial Gas Company and BankBoston, N.A. (f/k/a The First National Bank of Boston), as Rights Agent, together with the following exhibits thereto:
          (i) Form of Vote Establishing the Series A-1 Junior Participating Preferred Stock, (ii) Form of Rights Certificate, and (iii) Summary of Rights to Purchase Preferred Shares. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date (as that term is defined in the Rights Agreement). Filed as Exhibit 1 to the Company's Registration Statement on Form 8-A filed on November 22, 1993 (File No. 0-10007) and incorporated herein by reference.

      2.  All exhibits required by Instruction II to Item  2
          of  Form  8-A have been supplied to the New York  Stock
          Exchange.


                           SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   COLONIAL GAS COMPANY


Dated:  September 11, 1997          By:s/Nickolas Stavropoulos
                                         Executive Vice President-
                                         Finance, Marketing and
				                                     Chief Financial Officer



                            EXHIBIT INDEX

Exhibit Number                Description

1.                  Form of Rights Agreement dated as of
              		    December 1, 1993, between Colonial Gas
                    Company and BankBoston, N.A. (f/k/a The First National Bank of Boston), as Rights Agent, together with the following exhibits thereto:
                    (i) Form of Vote Establishing the Series A-1
                    Junior Participating Preferred Stock, (ii)
                    Form of Rights Certificate, and (iii) Summary of Rights to Purchase Preferred Shares. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date (as that term is defined in the Rights Agreement). Filed as
                    Exhibit 1 to the Company's Registration
                    Statement on Form 8-A filed on November 22,
                    1993 (File No. 0-10007) and incorporated herein by reference.